MANAGEMENT’S DISCUSSION and ANALYSIS for the Three-Month and Six-Month Periods Ended August 31, 2007

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. ("the Company") and the accompanying notes for the three-month and six-month periods ended August 31, 2007 and 2006. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2007, and results of operations, including the section describing the risks and uncertainties. It should be noted that the information for March 2006 is that of Virginia Gold Mines Inc. ("Virginia Gold Mines"). Further to the approval of the plan of arrangement effective March 31, 2006, involving Goldcorp Inc. (“Goldcorp”), Virginia Gold Mines and the Company, all the assets and liabilities not related to the Éléonore property were transferred to the Company. The Company is the continuity of Virginia Gold Mines without the Éléonore project. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Forward-Looking Statements

This document may contain forward-looking statements reflecting the management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company’s management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except if required by law.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

1/10

Selected Quarterly Financial Information (unaudited)

	Interim Statements of Earnings for the Three-Month Periods Ended August 31,		Interim Statements of Earnings for the Six-Month Periods Ended August 31,
	2007	2006	2007	2006
	($)	($)	($)	($)
Revenues

Interest and others	841,035	511,290	1,589,042	883,514
Option payments received as financial instruments in excess of cost of mining property	–	(1,595,496)	–	2,193,031
Gain (loss) on sale of short-term investments	(54,077)	247,533	188,963	611,146
Gain on sale of mining properties	5,669,677	–	5,669,677	319,831
	6,456,635	(836,673)	7,447,682	4,007,522
Expenses
Administrative expenses	686,906	1,587,322	1,230,242	3,136,972
General exploration costs	340,214	451,358	589,202	885,063
Grants, credit on duties refundable for loss and refundable tax credit for resources	(58,428)	(14,706)	(100,765)	(47,782)
Cost of mining properties abandoned or written off	22,193	–	57,164	15,292
Writedown of investments	3,520,329	–	3,520,329	295,469
	4,511,214	2,023,974	5,296,172	4,285,014
Net earnings (net loss) before income taxes	1,945,421	(2,860,647)	2,151,510	(277,492)
Future income taxes	(133,608)	–	(569,948)	–
Net earnings (net loss) for the period	1,811,813	(2,860,647)	1,581,562	(277,492)
Basic net earnings (net loss) per share	0.0685	(0.1107)	0.0598	(0.0111)
Diluted net earnings (net loss) per share	0.0677	(0.1107)	0.0592	(0.0111)

Other Information

	Balance Sheets as at
	August 31,	February 28,
	2007	2007
	($)	($)

Cash and cash equivalents and short-term investments	42,080,588	40,444,349
Mining properties	12,296,478	9,738,536
Other assets	10,128,449	9,223,966
Total assets	64,505,515	59,406,851
Shareholders ’ equity	60,793,941	56,184,731

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems

2/10

necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

Exploration Activities from Continuing Operations
Activities Summary

During the quarter ended August 31, 2007, the Company’s exploration costs totalled $2,404,282 in comparison with costs of $1,522,404 for the same period in 2006. During the first six months of the fiscal year, the Company’s cumulative exploration expenses totalled $4,700,176 in comparison with expenses of $1,850,860 for the same period in 2006. During that period, the Company was particularly active on the Coulon JV, Poste Lemoyne Extension, Corvet Est, Laguiche, Nichicun, and Wabamisk projects.

In the last quarter, the Company carried on with its vast exploration program on the Coulon JV property (100% Virginia), located 15km north of the Fontanges Airport, in the Quebec Middle North territory. Breakwater Resources Ltd. (“Breakwater”) has the option to acquire a 50% interest in the property in exchange for payments totalling $180,000 and $6.5 million in exploration work.

Work carried out on the Coulon JV project during that period included diamond drilling (20 holes) totalling 9872m, ground (InfiniTEM) and borehole pulse-EM geophysical surveys as well as prospecting and geological mapping. Drilling particularly targeted lens 44 with nine new holes completed during the period. Results were very much encouraging since several large mineralized intersections with good values in base metal were intercepted. Best results include 8.39% Zn, 0,95% Cu and 47.83 g/t Ag over 10.5m (hole CN-07-77B), 4.2% Zn, 0.95% Cu and 25.47 g/t Ag over 26.15m, including an interval that returned 9.35% Zn, 0.96% Cu and 32.46 g/t Ag over 6.7m (hole CN-07-75) and 2.28% Zn, 1.63% Cu and 26.64 g/t Ag over 23m, including a richer section grading 8.66% Zn, 1.21% Cu and 8.82 g/t Ag over 5m.(hole CN-07-83). This intersection, located at a vertical depth of 400m is the deepest one obtained to date in lens 44, which is north-south oriented and is dipping vertically to steeply to the west. It is now confirmed over a lateral distance of 275m and to a vertical depth of 400m and it remains totally open at depth. Additional drilling is currently in progress on this lens.

Four holes tested lens 43 and confirmed the continuity of the mineralization over a lateral distance of 340m and to a vertical depth of 380m. New results include intersections grading 2.22% Zn, 2.8% Cu and 22.06 g/t Ag over 9.65m (hole CN-07-79) and 4.47% Zn, 1.24% Cu and 10.9 g/t Ag over 5,8m (hole CN-07-84). Lens 43 is NE-SW oriented and seems to present a variable dip towards the northwest. It remains open in all directions and additional drilling is foreseen to pursue the evaluation of this mineralized lens .

Four new holes tested the lateral and depth extensions of lens 9-25. The continuity of the mineralized zone was confirmed to a vertical depth of 500m under the surface. Holes drilled to verify the south extensions of the mineralization and those at great depth didn’t intercept any significant mineralization. Additional drilling is planned to test the extensions of lens 9-25 at depth and to the south.

Prospecting and geological mapping conducted in the summer of 2007 led to the discovery at surface of a new, promising mineralized showing located several kilometres WNW of the area hosting already known lenses. The Spirit showing consists of a semi-massive to massive

 3/10

sulphide mineralization rich in chalcopyrite and sphalerite, with lesser quantities of galena. The Spirit showing is hosted by sillimanite gneisses representing metamorphosed felsic volcanics and is associated with a beepmat conductor followed over a lateral distance of 80m, in a general north-south direction, and in a width of 4 to 7m. This conductor remains totally open laterally since it disappears at both ends under a thick overburden cover greater than the investigation depth of the beepmat survey. Three unexplained, airborne EM conductors lie in the vicinity of the Spirit showing. Seven selected grab samples were collected in small trenches over a lateral distance of 30m along the beepmat conductor. These samples yielded excellent results varying between 0.82 to 7.22% Cu, 0.28 to 12.95% Zn, 36.6 to 200 g/t Ag and up to 1.24% Pb. Channel sampling on the Spirit showing and a ground geophysical survey (Maxmin and Mag) are currently ongoing and will be followed by diamond drilling.

Virginia is extremely encouraged by the new results of the current campaign. The discovery of the Spirit showing in a virgin area have prompted Virginia to proceed with new territory acquisitions to cover possible extensions of the fertile belt towards the west and southwest of the Coulon JV property. Over 1700 new claims were recently map designated and the confirmation from the MRNF is expected shortly. The property now covers the Coulon volcanic belt over more than 90km. Recent drilling assay results are also very encouraging since they prolonged significantly the extensions of lenses 43, 44, and 9-25. A third drill has recently been mobilized on the project to accelerate the drill program, which will keep going throughout the fall of 2007, while carrying out geological surface work. Breakwater’s exploration expenditures amounted to $ 3,441,064 in the last quarter .

During the summer of 2007, the Company was also relatively active on many other projects in James Bay (Laguiche, Nichicun, Wabamisk and Éléonore Regional). Work on these projects acquired in the spoor of the discovery of Éléonore mainly consisted of prospecting, geological reconnaissance and soil geochemical or bottom-lake sediments surveys in order to identify new targets for gold and base metals. Work is still in progress on some of these projects and assay results are yet to come. There is some time to go before being able to evaluate the full potential of these projects.

On August 23, 2007, the Company announced that it entered into agreement with Breakwater on the Lac Gayot project, located in the James Bay region of Quebec. Québec. Under the terms of the agreement, Breakwater has the sole and exclusive right and option to earn an undivided 50% beneficial interest in the property in exchange for $10 million in exploration work over a 9-year period and cash payments totalling $170,000 on or before the 4 th anniversary of the agreement. Virginia will be the operator until the completion of a positive pre-feasibility study. This agreement is subject to a 1% NSR in favour of Billiton Resources Canada. The Lac Gayot property consists of 116 claims covering 4,947.12ha and 3 mining exploration permits covering a surface area of 15,437ha. The property covers entirely the Venus Archean greenstone belt which consists dominantly of ultramafic MgO-rich sills and flows. This ultramafic sequence is the host to twelve nickel-platinum-palladium mineralized zones distributed over a strike length of 25km. Values of 0.5-15% Ni and values of up to 17.2 g/t Pd-Pt were obtained at surface while drill intersections graded up to 9.03% Ni, 0.6% Cu, 9 g/t Pd-Pt over 2.55m and 2.20% Ni, 1.41% Cu, 2.29 g/t Pd-Pt over 11.4m.

On August 29, 2007, the Company announced that it entered into agreement with Strateco Resources Inc. (“Strateco”) pursuant to which Strateco acquires a 100% interest in 88 claims

4/10

located in the James Bay region of Quebec, in exchange for the issuance to Virginia of 3,250,000 common shares of Strateco. The agreement is subject to a 2% net smelter return (NSR) in favour of Virginia. Strateco may buy back 1% of the royalty for $1 million. Furthermore, a staking request for 104 claims was recently filed, thus bringing the property to 192 claims.

The Apple property hosts gold showings and a uraniferous deposit discovered by Inco in the 70’s. Inco reports a resource (that does not meet the National Instrument 43-101 standards) of approximately 9 million pounds of uranium at a grade of 0.054%U 3O 8.

Subsequent Event

The Company announced in September 2007 the signing of an amendment to the Coulon JV Project Agreement pursuant to which Virginia optioned to Breakwater Resources Ltd. (“Breakwater”) the Fontanges Sud and Coulon Pitaval properties, located to the south and to the north of the Coulon JV property respectively. With this amendment, the Fontanges Sud and Coulon Pitaval properties are now merged with the Coulon JV property, thus bringing the surface area of the new property to over 1600km 2.

According to this new agreement, Breakwater has the option to acquire a 50% interest in the Coulon JV property in exchange for $7.5M (formerly $6.5M) in exploration expenditures over a 9-year period (formerly 8 years) and payments totalling $180,000 over a 4-year period. Virginia will remain the operator until the completion of a pre-feasibility study.

Result of Operations from continuing operations

The Company reported net earnings of $1,811,813 for the current quarter compared to a net loss of $2,860,647 for the preceding quarter. Net earnings for the six-month period ended August 31, 2007, stood at $1,581,562 compared to a net loss of $277,492 for the same period in 2006.

The Company increased its participation in fixed-interest securities thus causing a decrease in dividend income and interest income for the current periods compared to comparative preceding quarters.

The Company also receives fees for its role as the operator of projects in its various partnerships. During the current quarters, the Company received fees from GoldCorp on the Corvet Est project, from Breakwater on the Coulon JV, Trieste, and Lac Gayot projects, and from MacDonald Mines on the LG 3.5 project. The Company received fees from Goldcorp on the Corvet Est project during the two first quarters of 2006, and from Breakwater on the Coulon project during the second quarter of 2006. Option payments received in excess of cost of mining properties and the gain on sale of mining properties have been recognized in earnings following agreements with partners during the preceding exercise. During the current quarter, the Company sold its Apple property in consideration for 3,250,000 common shares of Ressources Strateco and a 2% production royalty. The $5,998,056 fair market value of these shares was reduced by 12%, taking into account their legal 4-month holding period.

Stock option grantings of April 6, 2006 and July 19, 2006 explain mainly the decrease variance in professional and maintenance fees for the current periods. The increase in management fees

5/10

mainly results from an increase in the Company’s exploration work during the current quarters. Excluding the transaction-related bonus of $370,000 allocated to directors, officers and employees in connection with the transaction involving Goldcorp during the preceding corresponding first quarter, the rent and administrative fees increased by $144,000 approximately during the current quarters. This amount includes a donation of $100,000 to the Fond Restor-Action Nunavik Inc. for the rehabilitation of some abandoned exploration mining sites located in the Nunavik, Quebec North. Also, since March 1, 2007, cash remuneration is paid to the members of the board of directors. The Company increased its advertising budget for the current periods, resulting in an increase in advertising, exhibitions and travelling expenses. The variation in general exploration costs is mainly explained by a lower cost of remuneration attributed to the granting of stock options, compared to a higher cost of remuneration for the preceding comparative periods. The Company abandoned the Clarkie property during the current first quarter and wrote off 32.5 % of the Willbob property during the current second quarter.

During the current period, a provision for capital loss in short-term investments has been recognized in order that certain investments be accounted for at the lower of cost and market value. A provision for capital loss was also recognized during de first quarter of the preceding exercise for the same reasons. A 10% illiquidity discount was applied to long-term investments taking into account the investments in asset-backed commercial paper.

Comprehensive Loss

The Company adopted on March 1, 2007, Chapter 1530 “Comprehensive Loss”. A difference of $4,998,383 between the book value and the fair value of investments available on sale was accounted for as an adjustment of the opening balance of “Other cumulated elements of comprehensive loss”. A future income tax liability of $880,965 was accounted as a diminution of this difference for a net amount of $4,117,418. A future income tax asset, not previously posted, was also accounted as an adjustment related to the application of Chapter 1530.

During the period ended August 31, 2007, the variation between the fair value of the short-term investments and their book value decreased by $758,061. A future income tax liability of $133,608 was deducted from this amount. Further to the decrease in future income tax liabilities, a writedown of the same amount in the future income tax asset was posted to the results of the period.

Quarterly Information

The information presented below details the total revenues, overall net earnings (net loss), and the net earnings (net loss) per participating share from continuing operations of the last eight quarters.

6/10

Quarter Ended	Total Revenues	Net Earnings (net loss)	Net Earnings (net loss) per Share
			Basic	Diluted
2007-08-31	6,456,635	1,811,813	0.0685	0.0677
2007-05-31	991,047	(230,251)	(0.009)	(0.009)
2007-02-28	2,666,810	58,765	0.002	0.002
2006-11-30	986,255	437,369	0.017	0.017
2006-08-31	758,823	(2,860,647)	(0.111)	(0.111)
2006-05-31	4,844,195	2,583,155	0.107	0.107
2006-02-28	653,645	4,849,054	0.214	0.206
2005-11-30	422,982	(168,263)	(0.007)	(0.007)

The information presented below details the total revenues, overall net earnings (net loss), and net earnings (net loss) per participating share from the discontinued operation of the last eight quarters.

Quarter Ended	Total Revenues	Net Earnings (net loss)	Net Earnings (net loss) per Share
			Basic	Diluted
2007-08-31	–	–	–	–
2007-05-31	–	–	–	–
2007-02-28	–	–	–	–
2006-11-30	–	–	–	–
2006-08-31	–	–	–	–
2006-05-31	–	–	–	–
2006-02-28	–	540,795	0.024	0.024
2005-11-30	–	(79,023)	(0.003)	(0.003)

Liquidity and Capital Resources from Continuing Operations

During the three-month period ended August 31, 2007, cash flows provided from operating activities amounted to $1,731,620 compared to an increase of $1,107,174 during the corresponding three-month period ended August 31, 2006. During the six-month period ended August 31, 2007, cash flows from operating activities amounted to $1,948,437 compared to an increase of $2,144,141 for the corresponding period in 2006. These variations for both quarters are primarily due to the increase in accounts receivable and accrued liabilities.

Cash flows from financing activities include the issuance of shares under private placements and the exercise of stock options and warrants. For the three-month period ended August 31, 2007, 17,500 shares were issued further to the exercise of stock options for a cash consideration of $73,235 and there was no issuance for the three-month period ended May 31, 2007. For the three-month period ended August 31, 2006, 600,000 shares were issued to Billiton Resources Canada in consideration of the latter's 50% interest in the Lac Gayot property and for the three-month

7/10

period ended May 31, 2006, 1,210,406 shares were issued to Goldcorp for a cash consideration of $5,047,393.

The exercise of stock options and warrants caused an increase in cash flows from financing activities by $2,761 for the three-month period ended August 31, 2006. Such increase amounted to $428,688 for the six-month period ended August 31, 2006.

The Company ’ investing activities consist primarily of the additions to mining properties and increase in exploration costs and in the purchase and sale of short-term investments. The additions to mining properties and exploration work required disbursements of $2,265,602 for the three-month period ended August 31, 2007, and of $1,025,945 for the three-month period ended August 31, 2006. Such disbursements were $3,023,503 for the six-month period ended August 31, 2007, and $1,300,572 for the six-month period ended August 31, 2006. During the three-month periods ended August 31, 2007, the decrease in short-term investments was $2,033,044, compared to an increase of $3,847,960 for the three-month period ended August 31, 2006. The decrease in short-term investments was $4,120,696 for the six-month period ended August 31, 2007, compared to an increase of $3,111,064 for the six-month period ended August 31, 2006. Because of current liquid asset problems linked to asset-backed commercial paper that we own, we had to reclassify these investments as long-term investments.

Contractual Obligations

The Company has no contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Three-Month Periods ended August 31,
	2007	2006
	$	$

Expenses capitalized in mining properties	373,731	202,804
Management fees	157,885	52,340
Rent, office expenses and bonuses	184,567	474,321
Travelling	16,903	8,704
Advertising and exhibitions	172	1,228
General exploration costs	57,355	12,202
	790,613	751,599

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

These amounts are due to the fact that the Company has no employee and that all services are provided by management companies.

8/10

Mining Properties Accounting Values

At the end of each quarter, exploration works done on mining properties are reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Summary of significant accounting policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the annual financial statements of Virginia Mines as at February 28, 2007. The accounting policies used for the three-month and six-month periods ended August 31, 2007, are in accordance with those used in the audited annual financial statements of Virginia Mines except for the new accounting policies defined in note 2 of the quarterly report of August 31, 2007.

Financial Instruments
Fair value

Cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates. Short-term investments were accounted to their fair market value according to new accounting standards, which are described in Note 2 of the financial interim financial statements as of August 31, 2007.

Disclosure of Outstanding Share Data

The Company may issue an unlimited number of common shares, without par value. As at October 12, 2007, 26,471,698 common shares are outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at October 12, 2007, 1,234,500 stock options are outstanding. Their weighted average exercise price is $4.44 and the expiry date varies from April 6, 2011, to July 16, 2017.

As at October 12, 2007, 484,162 purchase warrants are outstanding. Their exercise price is $5.84 and they expire in November 2007.

Risk Factors and Uncertainties

There have been no significant changes in the risk factors and uncertainties facing the Company, as described in Virginia Mines’ annual Management's Discussion and Analysis of February 28, 2007.

9/10

Other

As at August 31, 2007, included in long term investments were third party-sponsored asset backed commercial paper (“Third Party ABCP”) with the par value of $3,800,000. These investments have been classified as Hold to Maturity on initial recognition and are carried at amortized cost totalling $3,793,467. During the month of August, the Canadian Third Party ABCP market experienced liquidity problems. As a result, in some cases, as notes matured certain Canadian Third Party ABCP programs were unable to raise funds from new issuances and therefore were not able to refund maturing notes. At this time, the conduits are subject to a proposal which calls for the notes to be converted into floating rate notes which better match the duration of the underlying assets to address the liquidity problem.

Maturity dates on outstanding ABCP’s go from August 23, 2007 to October 10, 2007, and repayments in the amount of $300,000, due before August 31, 2007, were not repaid and amount of $3,500,000 due between August 31, 2007 to October 10, 2007 were not repaid also.

While the credit rating of the investments is under review, at the time of investment they were rated R1-high for $3,500,000 and R1-middle for $300,000 by Dominion Bond Rating Service, the highest credit rating for this type of investment. Given that these investments are classified as held to maturity, they are tested for “other than temporary impairment” when there is an objective evidence of impairment. An impairment loss of $380,000 representing the difference between the fair value and amortized cost of investments was recorded on the basis that it is probable that the Company will not be able to collect all amounts due according to the original contractual terms. As there was no market data available, the management estimated the fair value by discounting the expected future cash flows according to the probability of recoverability of principal and interest. It is reasonably possible that actual timing and amount ultimately recovered may differ materially from this estimate.

Disclosure Controls and Procedures

During the quarter ended August 31, 2007, there was no change in the internal control over financial reporting that has most reasonably will have an important influence on the internal control of financial reporting.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at October 12, 2007. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Gaétan Mercier
President and CEO	Chief Financial Officer and Secretary

10/10